UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Trestle Holdings, Inc.
(Name of Issuer)

Common Stock, par value $.001 per share
(Title of Class of Securities)

89530U105
(CUSIP Number)

MKM Opportunity Master Fund, Ltd. c/o MKM Capital Advisors, LLC 644 Broadway, 4th Floor New York, NY 10012 (212) 473-8610
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 20, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	89530U105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
MKM Opportunity Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
NUMBER OF SHARES BENE-FICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
89,999,772
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
89,999,772
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
89,999,772
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
62.8% (Based on 143,257,214 shares of Common Stock issued and outstanding as of August 19, 2008)
14	TYPE OF REPORTING PERSON (See Instructions)
CO

Item 1. Security and Issuer

The title and class of equity securities to which this Schedule 13D relates is Common Stock, par value $.001 per share (the "Common Stock"), of Trestle Holdings, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer’s principal executive offices is PO Box 4198, Newport Beach, California, 92661

Item 2. Identity and Background

(a) This statement is being filed by MKM Opportunity Master Fund, Ltd. (the “Reporting Person”),

(b) The business address of the Reporting Person isc/o MKM Capital Advisors, LLC, 644 Broadway, 4th Floor, New York, NY  10012

Item 3. Source and Amount of Funds or Other Considerations

On August 20, 2008, the Reporting Person purchased from a former stockholder of the Issuer 114,605,772 shares of the Registrant’s common stock, for aggregate cash consideration of $475,000. The shares purchased by the Reporting Person represented approximately 80% of Issuer’s issued and outstanding common stock. On September 8, 2008, the Reporting Person sold 24,606,000 shares to a third party.

Item 4. Purpose of Transaction

The purpose of the transactions by MKM Capital Opportunity Fund Ltd. was to gain sole voting and dispositive power over the issuer.

Except as described above, the Reporting Person has no definitive plan, arrangement or understanding to seek to cause the Issuer to be merged, reorganized or liquidated, to sell or transfer any assets of the Issuer, to cause the Issuer to change its current board of directors or management, to cause any material change to its capitalization, dividend policy, business, corporate structure, charter or bylaws, to cause the Common Stock to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, or to take any action similar to the above.

Item 5. Interest in Securities of the Issuer

As a result of the transactions described under Item 2, the Reporting Person beneficially owns 89,999,772  shares of Common Stock of the Issuer, which in aggregate represents 62.8% of the Issuer’s Common Stock based on 143,257,214 shares of Common Stock issued and outstanding as of August 19, 2008. The Reporting Person has the sole power to vote or direct the vote, and to dispose or direct the disposition of such shares.

Except as set out above, the Reporting Person has not effected any other transaction in any securities of the Issuer in the past sixty days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to a Share Purchase Agreement dated August 19, 2008, by and between the Issuer’s former majority stockholder, and the Reporting Person, tne Reporting Person purchased 114,605,772 shares of the Issuer’s common stock, for aggregate cash consideration equal to $475,000. Following this transaction, the Reporting Person owned approximately 80% of the Issuer’s outstanding shares of common stock.

Item 7. Material to Be Filed as Exhibits

None..

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   September 12, 2008

By: David Skriloff
Portfolio Manager